FOR IMMEDIATE RELEASE	TSX: WPM
May 10, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES FIRST QUARTER RESULTS FOR 2018 AND DECLARES SECOND QUARTERLY DIVIDEND OF 2018

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce its results for the first quarter ended March 31, 2018. All figures are presented in United States dollars unless otherwise noted.

Operational Overview

	Q1 2018	Q1 2017	Change
Ounces produced
Silver	7,428	6,648	11.7%
Gold	79,657	83,778	(4.9)%
Ounces sold
Silver	6,343	5,225	21.4%
Gold	69,973	88,397	(20.8)%
Sales price per ounce
Silver	$16.73	$17.45	(4.1)%
Gold	$1,330	$1,208	10.1%
Cash costs per ounce [1]
Silver [1]	$4.49	$4.54	(1.1)%
Gold [1]	$399	$391	2.0%
Cash operating margin per ounce [1]
Silver [1]	$12.24	$12.91	(5.2)%
Gold [1]	$931	$817	14.0%
Revenue	$199,252	$197,951	0.7%
Net earnings	$68,123	$61,224	11.3%
Per share	$0.15	$0.14	7.1%
Adjusted net earnings [1]	$69,945	$61,224	14.2%
Per share [1]	$0.16	$0.14	13.9%
Operating cash flows	$125,340	$119,923	4.5%
Per share [1]	$0.28	$0.27	3.7%
Dividends declared [1]	$39,852	$30,906	28.9%
Per share	$0.09	$0.07	28.6%
All amounts in thousands except gold ounces produced and sold, per ounce amounts and per share amounts.

Highlights
•
The increase in attributable silver production for the three months ended March 31, 2018 was primarily due to higher production from the San Dimas mine, partially offset with the expiry of the Cozamin silver purchase agreement on April 4, 2017.

•	The decrease in attributable gold production for the three months ended March 31, 2018 was a result of lower production at the Minto and Sudbury mines.

•	The increase in silver sales volume was due to a combination of increased production and relative changes to payable silver produced but not yet delivered to Wheaton.

•
The decrease in gold sales volume was primarily the result of negative changes in the balance of payable gold produced but not yet delivered to Wheaton coupled with the decreased production levels at the Minto and Sudbury mines.

•	Declared quarterly dividend of $0.09 per common share. This represents an increase of 29% relative to the comparable period in 2017.
Subsequent to the Quarter
•
On May 10, 2018, First Majestic Silver Corp. ("First Majestic") announced that they had closed the previously announced acquisition of Primero Mining Corp. ("Primero"). In connection with this acquisition, the Company has terminated the existing San Dimas silver purchase agreement and entered into a new San Dimas precious metal purchase agreement with First Majestic.

•	As it relates to the ongoing dispute with the Canada Revenue Agency (the "CRA"), the Tax Court of Canada has scheduled the trial to commence in mid-September 2019 for a two-month period.
•
On April 25, 2018, Wheaton participated in a strategic private placement with Tradewind Markets, Inc. ("Tradewind"), a financial technology company that uses blockchain to streamline digital gold trading.

"Wheaton has had a solid start to 2018 with our core assets performing better than expected, demonstrating the inherent quality of our portfolio," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "We are encouraged by the sharp rebound in production at San Dimas and welcome First Majestic as a partner. With this strong foundation in place, we continue to advance a number of new opportunities for additional accretive growth that we believe will deliver long-term value to our shareholders."

Financial Review

Revenues
Revenue was $199 million in the first quarter of 2018, on sales volume of 6.3 million ounces of silver and 70,000 ounces of gold. This represents a 1% increase from the $198 million of revenue generated in the first quarter of 2017 due primarily to (i) a 21% increase in the number of silver ounces sold, coupled with (ii) a 10% increase in the average realized gold price ($1,330 in Q1 2018 compared with $1,208 in Q1 2017); partially offset by (iii) a 21% decrease in the number of gold ounces sold and (iv) a 4% decrease in the average realized silver price ($16.73 in Q1 2018 compared with $17.45 in Q1 2017).

Costs and Expenses
Average cash costs¹ in the first quarter of 2018 were $4.49 per silver ounce sold and $399 per gold ounce sold, as compared with $4.54 per silver ounce and $391 per gold ounce during the comparable period of 2017. This resulted in a cash operating margin¹ of $12.24 per silver ounce sold and $931 per gold ounce sold, a decrease of 5% per silver ounce sold and an increase of 14% per ounce of gold sold as compared with Q1 2017.

The increase in the gold cash operating margin was primarily due to a 10% increase in the average realized gold price in Q1 2018 compared with Q1 2017 while the decrease in the silver cash operating margin was primarily due to a 4% decrease in the average realized silver price during the same period.

Earnings and Operating Cash Flows
Adjusted net earnings¹ and cash flow from operations in the first quarter of 2018 were $70 million ($0.16 per share) and $125 million ($0.28 per share¹), compared with $61 million ($0.14 per share) and $120 million ($0.27 per share¹) for the same period in 2017, an increase of 14% and 5%, respectively.

Balance Sheet
At March 31, 2018, the Company had approximately $116 million of cash on hand and $663 million outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility").

Canadian Tax Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law and is vigorously defending its tax filing positions.

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company is currently in the discovery phase of the appeal, with a trial scheduled to commence in mid-September 2019 for a two-month period.

First Quarter Asset Highlights

During the first quarter of 2018, attributable production was 7.4 million ounces of silver and 79,700 ounces of gold, representing an increase of 12% and a decrease of 5%, as compared with the first quarter of 2017.

Operational highlights for the quarter ended March 31, 2018, based upon counterparties' reporting, are as follows:

Salobo
In the first quarter of 2018, Salobo produced 61,500 ounces of attributable gold, an increase of approximately 6% relative to the first quarter of 2017 as higher grades were partially offset by lower recovery. The Salobo plant operated at 98% despite a planned shut down for scheduled maintenance in the quarter.

Peñasquito
In the first quarter of 2018, Peñasquito produced 1.4 million ounces of attributable silver, an increase of approximately 8% relative to the first quarter of 2017 as higher grades and recoveries were partially offset by lower throughput. According to Goldcorp Inc.'s ("Goldcorp") first quarter of 2018 MD&A, lower throughput at Peñasquito was due to ten days of planned shut downs during the month of February for mill relines and completing all tie-ins for the Pyrite Leach Project ("PLP"), which reduced the number of operating days for the mill.

Subsequent to the shutdown, Goldcorp reports that new records were established for throughput at the primary crusher and concentrator driven by the continued implementation of a management operating system, which resulted in more consistent ore delivery to the primary crusher. In addition, ongoing mill improvement projects reportedly resulted in higher mill recoveries.

According to Goldcorp, the PLP at Peñasquito was 86% complete as of March 31, 2018, and expected to commence commissioning in the fourth quarter of 2018. The carbon pre-flotation component of the project is reported to have commenced wet commissioning during April 2018. The PLP is reportedly expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine. As a reminder, Wheaton is entitled to 25% of the silver produced at Peñasquito for the life of mine, or 11 million of the additional 44 million silver ounces.

Antamina
In the first quarter of 2018, Antamina produced 1.3 million ounces of attributable silver, a decrease of approximately 9% relative to the first quarter of 2017 as lower grades were partially offset by higher recovery. As expected, silver grades were lower given mine sequencing in the open pit.

San Dimas
In the first quarter of 2018, San Dimas produced 1.6 million ounces of attributable silver, an increase of approximately 158% relative to the first quarter of 2017 as first quarter 2017 production was impacted by a strike initiated by the union at San Dimas on February 15, 2017.

On May 10, 2018, First Majestic announced that they had closed the previously announced acquisition of Primero. In connection with this acquisition, Wheaton has terminated the existing San Dimas silver purchase agreement with Primero (the "Primero SPA") and entered into a new precious metals purchase agreement with First Majestic relating to the San Dimas mine (the "San Dimas PMPA"). Under the San Dimas PMPA: Wheaton is entitled to 25% of gold production plus an additional amount of gold equal to 25% of silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine; for each ounce of gold delivered, Wheaton will pay to First Majestic a production payment equal to the lesser of US$600/oz, subject to a 1% annual inflationary adjustment, and the prevailing market price; and First Majestic has provided a corporate guarantee and security limited to San Dimas assets. As part of the transaction, in addition to the new stream, Wheaton has received 20,914,590 First Majestic common shares.2 Upon termination of the Primero SPA, the Company will reflect a gain on the disposal of the Primero SPA and will reflect the San Dimas PMPA as a component of Other gold interests. The Company's guarantee of the Primero credit facility was also terminated concurrent with closing of the acquisition.

Sudbury
In the first quarter of 2018, Vale's Sudbury mines produced 6,500 ounces of attributable gold, a decrease of approximately 29% relative to the first quarter of 2017 primarily due to lower throughput. According to Vale's first quarter of 2018 MD&A, the decrease in throughput was primarily due to the extended unscheduled maintenance at the Coleman mine as well as the cessation of mining activities at the Stobie mine since the second quarter of 2017. Vale reports that the Coleman mine was in a maintenance shutdown since November 2017 but returned to production in April 2018.

Constancia
In the first quarter of 2018, Constancia produced 0.6 million ounces of attributable silver and 3,300 ounces of attributable gold, an increase of approximately 20% and 36%, respectively, relative to the first quarter of 2017, primarily due to higher throughput.

As per Hudbay Mineral Inc.'s ("Hudbay") news release dated March 26, 2018, although negotiations to secure surface rights over the Pampacancha deposit continue to progress and Hudbay has been granted access to the land to carry out early-works activities, they anticipate mining of this high-grade satellite deposit to commence in 2019, a one-year delay. In the interim, Hudbay will reportedly continue to mine higher-grade ore from the main Constancia pit. As the mining of the Pampacancha deposit has been delayed beyond 2018, Wheaton will be entitled to an increased portion of gold from Hudbay starting in 2019. Based on the current market price of gold, the additional deliveries due in 2019 will have a net value to the Company of approximately $7 million.

Other Silver
In the first quarter of 2018, total Other Silver attributable production was 2.4 million ounces, a decrease of approximately 11% relative to the first quarter of 2017. The decrease was driven primarily by the cessation of production from Cozamin as the Cozamin silver purchase agreement with Capstone Mining Corp. ("Capstone") expired on April 4, 2017.

Other Gold
In the first quarter of 2018, total Other Gold attributable production was 8,400 ounces, a decrease of approximately 41% relative to the first quarter of 2017. The decrease was due primarily to lower production at Minto due to lower grade mill feed during the quarter.

As per Capstone's news release dated February 2, 2018, Capstone has entered into a definitive share purchase agreement pursuant to which it has agreed to sell its Minto mine to Pembridge Resources plc. Capstone expects the transaction to close in the second quarter of 2018.

Development Update – Pascua Lama
According to Barrick Gold Corporation's ("Barrick") first quarter of 2018 MD&A, Barrick has suspended work on the prefeasibility study for a potential underground project at Pascua- Lama as it did not meet Barrick's investment criteria and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. Barrick will reportedly continue to evaluate opportunities to de-risk the project while maintaining Pascua-Lama as an option for development in the future if economics improve, and related risks can be mitigated.

The Pascua-Lama silver purchase agreement had a carrying value at March 31, 2018 of $254 million. If the requirements of the completion test have not been satisfied by the completion test deadline of June 30, 2020, the Company may, within 90 days of such date, elect to terminate the Pascua-Lama silver purchase agreement in which case the Company will be entitled to a return of the original upfront cash payment of $625 million less the cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines. As at March 31, 2018, the Company has received approximately 19.5 million ounces related to silver production from these mines, generating cumulative operating cash flows of approximately $370 million, resulting in a refundable balance of approximately $255 million.

Produced But Not Yet Delivered 31
As at March 31, 2018, payable ounces attributable to the Company produced but not yet delivered³ amounted to 4.8 million payable silver ounces and 84,800 payable gold ounces, representing an increase of 0.3 million payable silver ounces and 5,300 payable gold ounces during the three-month period ended March 31, 2018. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the San Dimas and Peñasquito silver interests partially offset by a decrease at the Antamina silver interest. Payable gold ounces produced but not yet delivered increased primarily as a result of increases related to the Salobo and 777 gold interests.

Payable ounces produced but not yet delivered to the Wheaton Precious Metals group of companies are expected to average approximately two months of annualized production for silver and two to three months for gold but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Subsequent to the Quarter

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind, a financial technology company that uses blockchain to streamline digital gold trading. Tradewind has built a technology platform for digitizing the trading, settlement, and ownership of precious metals. The Tradewind platform combines exchange technology with Vaultchain™ Gold, Tradewind's blockchain technology tailored for precious metals.

Dividend

Second Quarterly Dividend
The second quarterly cash dividend for 2018 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on May 25, 2018, and will be distributed on or about June 7, 2018.

Under the Company's dividend policy, the quarterly dividend per common share will be equal to 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this second quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company's website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton's estimated attributable silver and gold production in 2018 is forecast to be approximately 22.5 million silver ounces and 355,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2018) is anticipated to be approximately 25 million silver ounces and 370,000 gold ounces per year. As a reminder, Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $116 million of cash and cash equivalents as at March 31, 2018 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Friday, May 11, 2018, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	4590118
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 18, 2018 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056

Dial from outside Canada or the US:	416-849-0833
Pass code:	4590118
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals' MD&A and Financial Statements, which are available on the Company's website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Wheaton Precious Metals, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1	Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.
2
If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The First Majestic common shares will be issuable upon termination of the Primero SPA.

3	Payable silver and gold ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2018	2017
Sales	$199,252	$197,951
Cost of sales
Cost of sales, excluding depletion	$56,414	$58,291
Depletion	57,265	63,943
Total cost of sales	$113,679	$122,234
Gross margin	$85,573	$75,717
Expenses
General and administrative [1]	$9,757	$7,898
Interest expense	5,591	6,373
Unrealized fair value losses (gains), net	1,869	-
Other income	(833)	(1,098)
Other expense	1,721	1,148
Foreign exchange (gain) loss	(170)	44
	$17,935	$14,365
Earnings before income taxes	$67,638	$61,352
Income tax recovery (expense)	485	(128)
Net earnings	$68,123	$61,224

Basic earnings per share	$0.15	$0.14
Diluted earnings per share	$0.15	$0.14
Weighted average number of shares outstanding
Basic	442,728	441,484
Diluted	443,181	441,955
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,249	$1,196

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2018	2017
Assets
Current assets
Cash and cash equivalents	$115,568	$98,521
Accounts receivable	2,194	3,194
Other	1,496	1,700
Total current assets	$119,258	$103,415
Non-current assets
Silver and gold interests	$5,366,012	$5,423,277
Early deposit - silver and gold interests	21,739	21,722
Royalty interest	9,107	9,107
Long-term investments	92,505	95,732
Investment in associates	2,793	2,994
Convertible note receivable	14,007	15,777
Other	12,306	11,289
Total non-current assets	$5,518,469	$5,579,898
Total assets	$5,637,727	$5,683,313
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$7,645	$12,118
Dividends payable	39,852	-
Current portion of performance share units	49	-
Other	23	25
Total current liabilities	$47,569	$12,143
Non-current liabilities
Bank debt	$663,000	$770,000
Deferred income taxes	86	76
Performance share units	1,533	1,430
Total non-current liabilities	$664,619	$771,506
Total liabilities	$712,188	$783,649
Shareholders' equity
Issued capital	$3,473,443	$3,472,029
Reserves	73,197	77,007
Retained earnings	1,378,899	1,350,628
Total shareholders' equity	$4,925,539	$4,899,664
Total liabilities and shareholders' equity	$5,637,727	$5,683,313

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2018	2017
Operating activities
Net earnings	$68,123	$61,224
Adjustments for
Depreciation and depletion	57,505	64,186
Amortization of credit facility origination fees:
Interest expense	129	200
Amortization of credit facility origination fees - undrawn facilities	230	161
Interest expense	5,462	6,173
Equity settled stock based compensation	1,249	1,196
Performance share units	184	(434)
Deferred income tax (recovery) expense	(507)	115
Loss on fair value adjustment of share purchase warrants held	99	-
Share in losses of associate	201	-
Fair value adjustment on convertible note receivable	1,770	-
Investment income recognized in net earnings	(585)	(76)
Other	(4)	(1,031)
Change in non-cash working capital	(3,103)	(5,463)
Cash generated from operations before interest paid and received	$130,753	$126,251
Interest paid	(5,596)	(6,389)
Interest received	183	61
Cash generated from operating activities	$125,340	$119,923
Financing activities
Bank debt repaid	$(107,000)	$(129,000)
Credit facility extension fees	(1,200)	(1,300)
Share purchase options exercised	149	722
Cash (used for) generated from financing activities	$(108,051)	$(129,578)
Investing activities
Early deposit - silver and gold interests	(203)	(879)
Proceeds on disposal of silver interest [1]	-	1,022
Dividend income received	20	15
Other	(41)	(54)
Cash used for investing activities	$(224)	$104
Effect of exchange rate changes on cash and cash equivalents	$(18)	$5
Increase (decrease) in cash and cash equivalents	$17,047	$(9,546)
Cash and cash equivalents, beginning of period	98,521	124,295
Cash and cash equivalents, end of period	$115,568	$114,749

1)
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.

Summary of Ounces Produced

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Silver ounces produced [2]
San Dimas	1,606	1,324	1,043	973	623	1,429	1,264	1,596
Peñasquito	1,450	1,561	1,641	1,483	1,339	1,328	1,487	867
Antamina	1,339	1,467	1,735	1,888	1,464	1,599	1,469	1,707
Constancia	646	670	618	546	540	723	749	778
Other
Los Filos	34	48	43	42	32	33	44	56
Zinkgruvan	565	619	710	493	538	557	449	495
Yauliyacu	550	335	588	607	562	379	721	686
Stratoni	137	131	137	171	166	187	206	222
Minto	35	30	43	42	56	100	153	60
Neves-Corvo	405	305	341	316	330	312	279	331
Cozamin [3]	-	-	-	17	397	265	239	253
Lagunas Norte [4]	217	253	243	218	210	234	215	233
Pierina [4]	107	111	107	114	137	117	50	31
Veladero [4]	191	211	201	144	158	174	160	193
777	146	146	145	138	96	152	166	99
Total Other	2,387	2,189	2,558	2,302	2,682	2,510	2,682	2,659
Total silver ounces produced	7,428	7,211	7,595	7,192	6,648	7,589	7,651	7,607
Gold ounces produced ²
Sudbury [5]	6,477	8,568	8,519	7,468	9,182	8,901	10,779	15,054
Salobo	61,513	76,153	72,980	57,514	58,009	77,787	70,776	38,853
Constancia	3,315	2,947	2,498	2,332	2,431	3,151	3,737	4,622
Other
Minto	2,707	3,328	6,105	6,063	9,734	10,906	20,184	6,985
777	5,645	5,478	5,114	6,259	4,422	10,919	10,140	8,900
Total Other	8,352	8,806	11,219	12,322	14,156	21,825	30,324	15,885
Total gold ounces produced	79,657	96,474	95,216	79,636	83,778	111,664	115,616	74,414
SEOs produced [6]	13,744	14,572	14,823	13,009	12,513	15,526	15,521	13,189
GEOs produced [6]	173,340	190,979	195,263	178,100	178,766	218,429	228,001	175,792
Gold / Silver Ratio [7]	79.3	76.3	75.9	73.0	70.0	71.1	68.1	75.0
1)	All figures in thousands except gold ounces produced.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
4)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.

Summary of Ounces Sold

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Silver ounces sold
San Dimas	1,372	1,299	962	845	796	1,571	1,065	1,426
Peñasquito	1,227	1,537	1,109	1,639	860	1,270	1,078	886
Antamina	1,413	1,769	1,537	1,453	1,170	1,488	1,598	2,202
Constancia	574	491	491	559	383	702	536	520
Other
Los Filos	52	16	43	42	32	33	44	55
Zinkgruvan	391	597	305	398	296	592	340	369
Yauliyacu	360	642	364	423	403	671	342	578
Stratoni	148	110	84	123	195	165	203	129
Minto	(1)	34	43	39	37	102	96	26
Cozamin [2]	-	-	23	125	232	196	207	219
Neves-Corvo	169	119	117	114	153	147	88	158
Lagunas Norte [3]	236	237	242	204	217	227	237	224
Pierina [3]	88	106	102	136	150	84	32	27
Veladero [3]	161	211	201	144	159	174	160	193
777	153	124	135	125	142	84	96	130
Total Other	1,757	2,196	1,659	1,873	2,016	2,475	1,845	2,108
Total silver ounces sold	6,343	7,292	5,758	6,369	5,225	7,506	6,122	7,142
Gold ounces sold
Sudbury [4]	5,186	12,059	3,237	5,822	6,887	10,183	12,294	11,351
Salobo	54,645	71,683	67,198	50,478	63,007	73,646	50,043	45,396
Constancia	3,247	1,965	2,206	2,356	2,315	3,343	3,396	3,610
Other
Minto	1,763	2,020	4,603	6,988	9,902	15,445	11,110	19
777	5,132	6,568	5,304	6,321	6,286	6,314	8,220	10,381
Total Other	6,895	8,588	9,907	13,309	16,188	21,759	19,330	10,400
Total gold ounces sold	69,973	94,295	82,548	71,965	88,397	108,931	85,063	70,757
SEOs sold [5]	11,892	14,488	12,024	11,625	11,412	15,249	11,913	12,451
GEOs sold [5]	149,987	189,882	158,401	159,161	163,032	214,529	175,008	165,945
Cumulative payable silver ounces PBND [6]	4,820	4,515	5,257	4,152	3,967	3,224	3,783	2,999
Cumulative payable gold ounces PBND [6]	84,791	79,477	82,632	74,899	71,571	80,621	82,775	56,642
Gold / Silver Ratio [7]	79.3	76.3	75.9	73.0	70.0	71.1	68.1	75.0
1)	All figures in thousands except gold ounces sold.
2)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
3)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
5)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

6)	Payable silver and gold ounces produced but not yet delivered ("PBND") are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito, Antamina and Other mines, the gold produced by the Sudbury, Salobo and Other mines and the silver and gold produced by the Constancia mine.

Three Months Ended March 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,606	1,372	$16.71	$4.32	$1.46	$22,921	$14,986	$16,994	$132,853
Peñasquito	1,450	1,227	16.81	4.17	2.96	20,620	11,878	15,504	399,624
Antamina	1,339	1,413	16.82	3.41	8.70	23,771	6,660	18,951	745,348
Constancia	646	574	16.68	5.90	7.14	9,579	2,087	6,190	257,700
Other [4]	2,387	1,757	16.65	5.26	3.42	29,275	14,023	20,023	517,131
	7,428	6,343	$16.73	$4.49	$4.42	$106,166	$49,634	$77,662	$2,052,656
Gold
Sudbury [5]	6,477	5,186	$1,331	$400	$795	$6,901	$702	$4,949	$375,864
Salobo	61,513	54,645	1,333	400	386	72,835	29,875	50,977	2,787,630
Constancia	3,315	3,247	1,328	400	374	4,311	1,798	3,012	120,837
Other [6]	8,352	6,895	1,311	389	405	9,039	3,564	5,150	29,025
	79,657	69,973	$1,330	$399	$418	$93,086	$35,939	$64,088	$3,313,356
Operating results						$199,252	$85,573	$141,750	$5,366,012
Corporate costs
General and administrative							$(9,757)	$(9,965)
Interest expense							(5,591)	(5,596)
Other							(2,587)	(849)
Income tax recovery							485	-
Total corporate costs							$(17,450)	$(16,410)	$271,715
							$68,123	$125,340	$5,637,727

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended March 31, 2018 were as follows:
Three Months Ended March 31, 2018
	Gold / Silver Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	79.3	13,744	11,892	$ 16.75	$ 4.74	$ 12.01	$ 4.82	$ 7.19
Gold equivalent basis	79.3	173,340	149,987	$ 1,328	$ 376	$ 952	$ 382	$ 570

1)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release

Three Months Ended March 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	623	796	$17.56	$4.28	$1.46	$13,968	$9,398	$10,563	$139,410
Peñasquito	1,339	860	17.09	4.13	2.88	14,696	8,666	11,144	415,599
Antamina	1,464	1,170	17.08	3.46	9.81	19,977	4,455	19,988	804,330
Constancia	540	383	17.45	5.90	7.36	6,687	1,604	4,223	273,149
Other [4]	2,682	2,016	17.78	5.18	3.83	35,837	17,678	23,478	777,848
	6,648	5,225	$17.45	$4.54	$4.91	$91,165	$41,801	$69,396	$2,410,336
Gold
Sudbury [5]	9,182	6,887	$1,216	$400	$769	$8,374	$321	$5,593	$396,236
Salobo	58,009	63,007	1,216	400	381	76,628	27,432	51,426	2,880,842
Constancia	2,431	2,315	1,212	400	409	2,806	933	1,867	124,723
Other [6]	14,156	16,188	1,172	353	497	18,978	5,230	8,994	43,192
	83,778	88,397	$1,208	$391	$433	$106,786	$33,916	$67,880	$3,444,993
Operating results						$197,951	$75,717	$137,276	$5,855,329
Corporate costs
General and administrative							$(7,898)	$(10,472)
Interest expense							(6,373)	(6,389)
Other							(94)	(492)
Income tax expense							(128)	-
Total corporate costs							$(14,493)	$(17,353)	$230,380
							$61,224	$119,923	$6,085,709

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 while the Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended March 31, 2017 were as follows:

Three Months Ended March 31, 2017
	Gold / Silver Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	70.0	12,513	11,412	$ 17.35	$ 5.11	$ 12.24	$ 5.60	$ 6.64
Gold equivalent basis	70.0	178,766	163,032	$ 1,214	$ 358	$ 856	$ 392	$ 464
1)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) fees. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended March 31
(in thousands, except for per share amounts)	2018	2017
Net earnings	$68,123	$61,224
Add back (deduct):
Share in losses of associate	201	-
Loss on fair value adjustment of Kutcho Convertible Note receivable	1,770	-
Loss on fair value adjustment of share purchase warrants held	99	-
Fees for contract amendments and reconciliations	(248)	-
Adjusted net earnings	$69,945	$61,224
Divided by:
Basic weighted average number of shares outstanding	442,728	441,484
Diluted weighted average number of shares outstanding	443,181	441,955
Equals:
Adjusted earnings per share - basic	$0.16	$0.14
Adjusted earnings per share - diluted	$0.16	$0.14

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2018	2017
Cash generated by operating activities	$125,340	$119,923
Divided by:
Basic weighted average number of shares outstanding	442,728	441,484
Diluted weighted average number of shares outstanding	443,181	441,955
Equals:
Operating cash flow per share - basic	$0.28	$0.27
Operating cash flow per share - diluted	$0.28	$0.27

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2018	2017
Cost of sales	$113,679	$122,234
Less: depletion	(57,265)	(63,943)
Cash cost of sales	$56,414	$58,291
Cash cost of sales is comprised of:
Total cash cost of silver sold	$28,500	$23,701
Total cash cost of gold sold	27,914	34,590
Total cash cost of sales	$56,414	$58,291
Divided by:
Total silver ounces sold	6,343	5,225
Total gold ounces sold	69,973	88,397
Equals:
Average cash cost of silver (per ounce)	$4.49	$4.54
Average cash cost of gold (per ounce)	$399	$391

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2018	2017
Total sales:
Silver	$106,166	$91,165
Gold	$93,086	$106,786
Divided by:
Total silver ounces sold	6,343	5,225
Total gold ounces sold	69,973	88,397
Equals:
Average realized price of silver (per ounce)	$16.73	$17.45
Average realized price of gold (per ounce)	$1,330	$1,208
Less:
Average cash cost of silver [1] (per ounce)	$(4.49)	$(4.54)
Average cash cost of gold [1] (per ounce)	$(399)	$(391)
Equals:
Cash operating margin per silver ounce sold	$12.24	$12.91
As a percentage of realized price of silver	73%	74%
Cash operating margin per gold ounce sold	$931	$817
As a percentage of realized price of gold	70%	68%

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals' MD&A available on the Company's website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
•	the proposed acquisition of the Minto mine;
•	the repayment of the Kutcho convertible note;
•	the ability of Barrick to advance the Pascua-Lama project as an underground mine;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton's production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;

•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•
First Majestic not being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•	Kutcho not being able to make payments under the Kutcho convertible note;
•	the acquisition of the Minto mine not being completed as proposed or at all;
•	Barrick not being able to advance the Pascua-Lama project as an underground mine;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton's precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•
Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;

•	the Company not being assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that the acquisition of the Minto mine will be completed as proposed;
•
that Barrick will be able to advance the Pascua-Lama project as an underground mine or that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act").

Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com